UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Stock performance and corporate events

SIGNATURES

Stock performance and corporate events

With reference to today's increase in the Fiat share price and the significant volume of shares traded on the market, Fiat states that it has no information that could explain this performance.

In particular, with regard to rumors on possible divestitures, no significant assets are being sold nor are expected to be sold, except for those activities that have already been disclosed to the market.

As for forthcoming corporate events, on the basis of a calendar previously communicated to the market, the Fiat Board of Directors will meet on Thursday October 26 to review Group consolidated results for the third quarter of 2006, while a meeting with the financial community is scheduled to take place in Balocco on November 8 and 9 to illustrate the Group's situation and provide an update on the industrial plan with details regarding objectives until 2010.

Turin, October 18, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 18, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney